MANHATTAN MINERALS CORP.

NEWS RELEASE

December 23, 2002

RESIDENTS OF TAMBOGRANDE MARCH IN FAVOR OF PROJECT DEVELOPMENT

On Friday, December 20th, 2002, 11 days after the company delivered its Environmental Impact Statement to the Ministry of Energy and Mines, residents of the District of Tambogrande demonstrated in favor of mine development.  The march took place in the urban town of Tambogrande.

On December 14th, 2002, a letter was delivered to the Government of Peru by residents of the urban area of Tambogrande, supporting the project.  This letter of opinion was signed by 23 established citizen representatives of the town, each of whom represents various civil and local organizations, including the Civil Defense Committee, Association of University Students, and Development Committee.  A copy of this document can be viewed on the company’s web site.

Also on December 14th, 2002, in a presentation to the civil organization known as the Front of Defense of Tambogrande and San Lorenzo Valley, Mr. Jose Arrieta Facundo, an independent professor of Environmental Engineering from the University of Piura, confirmed in his presentation that the EIA presented by Manhattan demonstrated that there would be no damage or contamination to the agricultural region.

Manhattan is pleased that independent reviewers of the EIA are already conducting technical reviews and information distribution sessions for various civil organizations, and that these reviews have been positive.  The company’s position has always been that it is necessary for the citizens of Tambogrande to make informed decisions based upon factual information.  The delivery of the EIA, and distribution of information contained in this document, is and will continue to provide the region with that ability.  Formal workshops and community participation and comment meetings will be scheduled by the Government authorities in the new year.

In recent weeks the US$ spot gold price has risen above the US$320 price used in the project Feasibility study.  Assuming a US$340 gold price, the life of mine IRR of the project rises from 21.6% to 23.3%, and at $360 gold, it rises to 25%.

For further information, please contact

Lawrence Glaser                                                                                                                                        Tel: (604) 669-3397

Chairman & CEO                                                                                                                                       www.manhattan-min.com

The TSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release